UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On July 14, 2020 (the “Closing Date”), ProQR Therapeutics N.V. (the “Company”) entered into a Loan and Security Agreement (the “Loan Agreement”) with ProQR Therapeutics Holding B.V. and each of their subsidiaries from time to time party thereto (together, with the Company, “Borrower”), Pontifax Medison Finance (Israel) L.P., Pontifax Medison Finance (Cayman) L.P. and the other financial institutions or entities from time to time parties to the Loan Agreement (collectively, referred to as “Lenders”) and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and Lenders (in such capacity, “Agent”). Under the Loan Agreement, Lenders agreed to make available to Borrower certain term loans in an aggregate principal amount of up to $30.0 million, subject to funding in three tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $10.0 million (the “Initial Loan”), (b) on and after the Closing Date until July 14, 2021, a loan in the aggregate principal amount of $10.0 million (the “Credit Line”), and (c) on and after the Closing Date until February 14, 2022, a loan in the aggregate principal amount of $10.0 million (the “Late Withdrawal Loan” and collectively with the Initial Loan and Credit Line, the “Term Loans”). In addition, the Company may expand the facility by an additional $20.0 million to accommodate the participation in the facility by one or more additional lenders with the mutual consent of the Company and the Lenders. The obligations of Lenders to fund the Term Loans are subject to certain conditions precedent, including with respect to the Late Withdrawal Loan, the achievement by the Company of certain milestone as set forth in the Loan Agreement. As security for Borrower’s obligations under the Loan Agreement, Borrower granted Lenders a first priority security interest on all of Borrower’s assets, excluding intellectual property, and a negative pledge on intellectual property.

The maturity date of the Term Loans is 54 months after the Closing Date, with amortized payments  commencing 24 months after the Closing Date in ten equal quarterly payments. The Term Loans bear an interest rate of 8.2% per annum based on a year consisting of 365 days. In addition, Borrower is required to pay an unused line fee of 1.5% per annum under the Credit Line or Late Withdrawal Loan, as applicable.

After 18 months following the Closing Date, Borrowers may prepay, from time to time, an amount of not less than $1.0 million or all of the then outstanding principal balance and all accrued and unpaid interest thereon, subject to at least five (5) business days prior written notice to Agent and the payment of a prepayment fee equal to 1.0% of the principal amount being prepaid. During the notice period, Lenders may elect to convert such outstanding amounts into Ordinary Shares of the Company on the conversion terms described in greater detail below.

The Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Loan Agreement, including covenants and restrictions that, among other things, require Borrowers to satisfy certain minimum cash and other financial covenants, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, or make asset sales without the prior written consent of Lenders. A failure to comply with these covenants could permit Lenders to declare Borrower’s obligations under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above.

Under the Loan Agreement, Lenders may elect to convert the outstanding Term Loans into Ordinary Shares at any time prior to repayment at a conversion price equal to $7.88 per share, which was 1.5 times the average closing price of the Company’s Ordinary Shares during the seven trading days prior to the Closing Date, subject to certain adjustments as provided in the Loan Agreement (the “Conversion Price”). The Company also has the right to convert at any time all or any portion of the then outstanding Term Loans and all accrued and unpaid interest thereon into Ordinary Shares of the Company at the Conversion Price, subject to fulfilment of certain conditions as set forth in the Loan Agreement.

In addition, in connection with the Loan Agreement, the Company issued to the Lenders warrants to purchase up to an aggregate of 190,424 Ordinary Shares (the “Warrants”) at an exercise price exercise price equal to $7.88 per share, which was 1.5 times the average closing price of the Company’s Ordinary Shares during the seven trading days prior to the Closing Date. The Warrants may be exercised, in whole or in part, at any time until the 5th anniversary of the Closing Date. Under the Loan Agreement, the Company may issue one or more additional Warrants under certain circumstances, including in connection with the drawdown of the Credit Line and Late Withdrawal Loan.

Concurrently with the execution of the Loan Agreement, the Company entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 14, 2020, by and among the Company and the persons party thereto, pursuant to which the Company agreed to file and keep effective one or more registration statements with the Securities and Exchange Commission for the purpose of registering for resale the shares issuable upon conversion of the Term Loans and/or exercise of the Warrants.

The above summary of the Loan Agreement, the Warrants and the Registration Rights Agreement is qualified in its entirety by reference to the Loan Agreement, the Warrants and the Registration Rights Agreement which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

A copy of the press release announcing the above transactions is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-228251).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: July 14, 2020	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

10.1	Loan and Security Agreement, dated as of July 14, 2020, by and between ProQR Therapeutics N.V. and the parties named therein

10.2	Registration Rights Agreement, dated as of July 14, 2020, by and between ProQR Therapeutics N.V. and the parties named therein

10.3	Form of Warrant Agreement, dated as of July 14, 2020, issued to lenders identified therein

99.1	Press Release of ProQR Therapeutics N.V. dated July 14, 2020